UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2021

ALUSSA ENERGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39145	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 500, 71 Fort Street

Grand Cayman KY1-1106

Cayman Islands

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +1 345 949 4900

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ALUS.U	The New York Stock Exchange

Class A Ordinary Shares, par value $0.0001 per share	ALUS	The New York Stock Exchange

Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	ALUS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ADDITIONAL INFORMATION

FREYR Battery, a company organized under the laws of Luxembourg (“Pubco”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Alussa Energy Acquisition Corp., a Cayman Island exempted company (“Alussa”), and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Alussa, Pubco and FREYR A/S, a company organized under the laws of Norway (“FREYR”) pursuant to a Business Combination Agreement (the “Business Combination Agreement”) by and among Alussa, FREYR, Alussa Energy Sponsor LLC in the capacity as the representative for the Alussa shareholders in accordance with the terms and conditions of the Business Combination Agreement (“Sponsor” or “Purchaser Representative”), Pubco, Norway Sub 1 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 1”), Norway Sub 2 AS, a private limited liability company under the laws of Norway (“Norway Merger Sub 2” and together with Norway Merger Sub 1, the “Norway Merger Subs”), Adama Charlie Sub, a Cayman Islands exempted company (“Cayman Merger Sub”), certain shareholders of FREYR named in the Business Combination Agreement (the “Major Shareholders”), and ATS NEXT AS, in the capacity as the representative for the Major Shareholders in accordance with the terms and conditions of the Business Combination Agreement (the “Shareholder Representative”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Alussa as of a record date to be established for voting on the Business Combination. Shareholders of Alussa and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Alussa’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about Alussa, FREYR, Pubco and the Business Combination. Alussa shareholders and other interest persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Alussa by contacting its Chief Executive Officer, Daniel Barcelo, c/o Alussa Energy Acquisition Corp. PO Box 500, 71 Fort Street, Grand Cayman KY1-1106, Cayman Islands, at +1(345) 949 4900.

Participants in the Solicitation

Alussa, Pubco and FREYR and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Alussa in favor of the approval of the Business Combination. Shareholders of Alussa and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Alussa’s directors and officers in Alussa’s filings with the SEC, including Alussa’s annual report on form 10-K for the year-ended December 31, 2019, which was filed with the SEC on March 26, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Additional information regarding the interests of such potential participants will also be included in the Registration Statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements made herein contain, and certain oral statements made by representatives of Alussa, Pubco and FREYR and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Alussa’s, Pubco’s and FREYR’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “might” and “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Alussa’s, Pubco’s and FREYR’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Alussa, Pubco or FREYR and are difficult to predict.

Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Alussa or the shareholders of FREYR or other conditions to closing in the Business Combination Agreement; (3) the inability to obtain or maintain (as applicable) the listing of Pubco’s or Alussa’s common stock on Nasdaq following the Business Combination, (4) the failure to meet the minimum cash requirements of the Business Combination Agreement due to Alussa shareholder redemptions and the failure to obtain replacement financing; (5) the risk that the Business Combination disrupts current plans and operations of FREYR as a result of the announcement and consummation of the Business Combination, (6) the failure to meet projected development and production targets; (7) costs related to the proposed Business Combination; (8) changes in applicable laws or regulations; (9) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability and hire and retain key employees; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the effect of the global COVID-19 pandemic on Alussa, Pubco and FREYR and their ability to consummate the Business Combination or any of the foregoing risks; and (12) other risks and uncertainties described herein, as well as those risks and uncertainties to be identified in the Registration Statement and proxy statement/prospectus (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Alussa or Pubco. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Alussa, Pubco nor FREYR undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 7.01	Regulation FD Disclosure.

On February 1, 2021, FREYR issued a press release announcing the signing of a letter of intent (“LOI”) with Glencore International AG (“Glencore”) for the supply of up to 3,700 tonnes of high-grade, sustainably-sourced cobalt metal cut cathodes produced at Nikkleverk, Glencore’s Norwegian operations in the city of Kristiansand, Norway. A copy of the press release is attached hereto as Exhibit 99.1. The press release is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated February 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALUSSA ENERGY ACQUISITION CORP.

	By:	/s/ Daniel Barcelo
Name: Daniel Barcelo
Title: Chief Executive Officer and President

Dated: February 1, 2021